

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

January 30, 2017

Chip Perry
President and Chief Executive Officer
TrueCar, Inc.
120 Broadway, Suite 200
Santa Monica, California 90401

     Re: TrueCar, Inc.
              Registration Statement on Form S-3
              Filed January 19, 2017
              File No. 333-215614

Dear Mr. Perry:

     This is to advise you that we have not reviewed and will not review your registration statement.

     Please refer to Rule 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

     Please contact me at (202) 551-3483 with any questions.

                        Sincerely,

                        /s/ Katherine Wray

                        Katherine Wray
                        Attorney-Advisor
                        Office of Information
                        Technologies and Services

cc: David J. Segre
        Wilson Sonsini Goodrich & Rosati, P.C.